March 17, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER ADDS MINING/METALLURGICAL EXPERTISE TO BOARD

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce the appointment of Ken Major, P. Eng., to the Board of Directors of the Company.

Mr. Major graduated from McGill University with a degree in Metallurgical Engineering in 1976. He brings to Great Panther, more than 35 years’ of experience in the mining industry, including mine operations and management with Sherritt Gordon Mines and Newmont Mining. In 1987, Ken joined Kilborn Engineering in Vancouver as a Senior Process Engineer and Project Manager. In 1994, Ken became an Owner/Partner in the start of Rescan Engineering Ltd., an engineering company providing feasibility study and detailed engineering services to the mining industry. Rescan Engineering was subsequently acquired by Hatch Engineers and became the global hub for the development of mining and mineral processing engineering opportunities. In 2006, Ken left Hatch to become an independent process consultant, KWM Consulting Inc., and has continued to provide services to the mining community, including major companies such as Newmont Mining, Goldcorp and Agnico-Eagle.

“Ken was previously a member of the Company’s now-disbanded advisory board and so has familiarity with Great Panther’s Guanajuato and Topia operations. In his new role as director, he will add ongoing strength to the Company’s engineering oversight” said Robert Archer, the Company’s President & CEO. “We are fortunate in having a person of his extensive experience join us, and welcome him to the Board of Great Panther Silver.”

Mr. Major replaces Malcolm Burne, a former chairman and director of the Company since 1987.

“After almost twenty-four years with the Company, and having provided guidance and support to bring it to its current status as a profitable and rapidly growing silver mining company, Malcolm has decided to retire from its Board.” said Kaare Foy, Executive Chairman, today. “We thank him and express our appreciation for almost a quarter century of exemplary stewardship and commitment.”

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Kaare G. Foy”

Kaare G. Foy
Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.